SCHEDULE 13G

Amendment No. 1
Cellular Communications of Puerto Rico Incorporated common stock
Cusip # 150919108
Filing Fee: No


Cusip # 150919108
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	2,895
Item 6:	None
Item 7:	807,066
Item 8:	None
Item 9:	807,066
Item 11:	10.16%
Item 12:	HC




Cusip # 150919108
Item 1:	Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	807,066
Item 8:	None
Item 9:	807,066
Item 11:	10.16%
Item 12:	IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Cellular Communications of Puerto Rico Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		150 East 58th Street,
		New York, NY  10155

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		150919108

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	807,066

	(b)	Percent of Class:
	10.16%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	2,895

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	807,066

	(iv)	shared power to dispose or to direct the disposition
of:	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Cellular Communications of Puerto Rico Incorporated. The interest of one person, Fidelity
Advisor Income & Growth Portfolio, an investment company registered under the Investment Company Act of 1940, in the common stock of Cellular Communications of Puerto Rico Incorporated, amounted to 597,713 shares or 7.52% of the total outstanding common stock at April 30, 1994. The number of shares of common stock of Cellular Communications of Puerto
Rico Incorporated owned by the investment company at April 30, 1994 included 597,713 shares of common stock resulting from the assumed conversion of $8,607,000 principal amount of 8.25% Convertible Subordinated Debentures (69.44501 shares of common stock for each $1,000 principal amount of debenture).

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.


Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



	May 5, 1994
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 804,171 shares or 10.12% of the common stock outstanding of Cellular Communications of Puerto Rico Incorporated ("the Company") as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of common stock of Cellular Communications of Puerto Rico Incorporated owned by the investment companies at April 30, 1994 included 677,436 shares of common stock resulting from the assumed conversion of $9,755,000 principal amount of 8.25% Convertible Subordinated Debentures (69.44501 shares of common stock for each $1,000 principal amount of debenture).

	The ownership of one investment company, Fidelity Advisor Income & Growth Portfolio, amounted to 597,713 shares or 7.52% of the common stock outstanding. The number of shares of common stock of Cellular Communications of Puerto Rico Incorporated owned by the investment companies at April 30, 1994 included 677,436 shares of common stock resulting from the assumed conversion of $9,755,000 principal amount of 8.25% Convertible Subordinated Debentures (69.44501 shares of common stock for each $1,000 principal amount of debenture). Fidelity Advisor Income & Growth Portfolio has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 804,171 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 2,895 shares or 0.04% of the common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s).

	FMR Corp., through its control of Fidelity Management Trust Company, has sole voting and dispositive power over 2,895 shares of common stock owned by the institutional account(s) as reported above.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp.
voting common stock. These Johnson family members, through their ownership of voting common stock, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(e)  AGREEMENT

	The undersigned persons, on May 5, 1994, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Cellular Communications of Puerto Rico Incorporated at April 30, 1994.

	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
		Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel
	Fidelity Advisor Income & Growth Portfolio
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary